

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

January 30, 2009

Mr. Eric M. Specter
Executive Vice President and Chief Financial Officer
Charming Shoppes, Inc.
450 Winks Lane
Bensalem, PA 19020

> **Re:** **Charming Shoppes, Inc.**
> **Form 10-K**
> **Filed April 2, 2008**
> **File No. 000-07258**
> **Schedule 14A**
> **Filed April 2, 2008**

Dear Mr. Specter:

We have reviewed your filings and have the following comments. In our comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should also comply with our comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended February 2, 2008

Management Discussion & Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 32

Inventories, page 33

1.   We note that a failure to properly estimate markdowns and shrinkage could result in a overstatement or understatement of inventory cost. Please expand your analysis of the estimates made in the valuation of inventories to provide a description of how you arrive at the estimates made, a description of how much the estimates have changed in the past, and a quantification of the sensitivity of your estimates to change based upon changes that are reasonably likely to occur and would have a material effect on your financial statements.

Results of Operations, page 42

2.   You state in the first risk factor on page 17 that you purchase a significant portion of your apparel directly in foreign markets and the decreased value of the U.S. dollar against foreign currencies increased the cost of products purchased from foreign markets. Moreover, you indicate that continued weakening of the U.S. dollar against foreign currencies will further increase your costs. Please expand your discussion and analysis to describe the material changes in the costs of products purchased in foreign markets in relation to the decreased value of the U.S. dollar against foreign currencies. Refer to Item 303(a)(3) of Regulation S-K for additional guidance.

Consolidated Balance Sheets, Page 68

3.   We calculate that your prepayments and other current assets represent approximately 19% and 17% of your total current assets for the periods ended February 2, 2008 and February 3, 2007, respectively. Please state separately, in the balance sheets or in a note thereto, amounts in excess of five percent of total current assets. Refer to Rule 5-02(8) of Regulation S-X.

Note 1. Summary of Significant Accounting Policies, page 73

Revenue Recognition, page 79

4.   We note that you record a reserve for estimated future sales returns based on an analysis of actual returns. Please disclose a rollforward of your sales returns reserve pursuant Rule 5-04(c) of Regulation S-X.

Note 8. Long-Term Debt, page 95

5.   We note in the second paragraph of page 96 that the conversion rate of your 1.125% Senior Convertible Notes is subject to adjustment upon certain events. Please tell us what constitutes those certain events, and explain to us how you considered the guidance in EITF 00-19 in determining whether the notes are conventionally convertible. Furthermore, tell us how you considered the guidance in EITF 07-5 in providing disclosure of the impact that recently issued accounting standards will have on your financial statements in your Form 10-K

for the fiscal year ended January 31, 2009, pursuant to SAB Topic 11:M.

6.   We note that you may be required to repurchase the principal amount of your
      1.125% Senior Convertible Notes due May 1, 2014 before maturity if a
      "Fundamental Change" occurs. Please disclose those events that constitute a
      Fundamental Change. To the extent it is reasonably possible that a Fundamental
      Change may occur, expand your discussion and analysis of liquidity and capital
      resources on page 53 to describe the impact that the occurrence of a Fundamental
      Change may have on your liquidity.

Note 15. Employee Retirement Benefit Plans, page 110

7.   We note that you provide a non-qualified deferred compensation plan and a
      supplemental retirement plan. Please disclose the amount of liabilities you have
      accrued under your retirement benefit plans to the extent they are material.

Note 17. Asset Securitization, page 112

8.   Please expand your disclosure related to your asset securitizations as follows:

      •   Present separately the amount of amortization of your I/O strips and the
          amount that represent valuation adjustments.

      •   Disclose the amounts of the components (e.g., interest-only strips, servicing
          liability, fair value of retained interests, etc.) that sum to represent your
          investment in asset-backed securities, and disclose the amounts related to your
          securitization arrangements that are included, by line item, in your statements
          of operations and comprehensive income and statements of cash flows.

      •   Disclose whether you classify your investments in asset-backed securities as
          available-for-sale or trading under SFAS 115, pursuant to paragraph 14 of
          SFAS 140.

Schedule 14A

Compensation of Executive Officers, page 14

9.   We note your disclosure on page 18 that bonus payments under your Annual
      Incentive Plan are tied to performance targets, including corporate operating
      income, sales, sales volume and return on investment in inventory targets which
      do not appear to be disclosed in the relevant discussions. Similarly you do not
      disclose the Free Cash Flow target associated with the 2006-08 performance
      shares. In future filings, please disclose the specific performance targets used to
      determine incentive amounts or provide a supplemental analysis as to why it is

appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail necessary without providing information that poses a reasonable risk of competitive harm.

Form 10-Q for the fiscal quarter ended November 1, 2008

Note 1. Condensed Consolidated Financial Statements, page 7

Discontinued Operations, page 7

10.   We note in footnote 4 to the table on page 8 that you recorded an income tax benefit due, in part, to a correction of an error. Please describe to us the nature and amounts of the error, the periods impacted by the error, and the reasons why you did not restate your financial statements of those prior periods.

Note 3. Trademarks and Other Intangible Assets, page 12

11.   We note from Note 2 of your financial statements included in your Form 10-K for the fiscal year ended January 28, 2006, that you recognized indefinite-lived intangible assets of $70.0 million and definite-lived intangible assets of $13.1 million in the acquisition of Crosstown Traders, Inc. We further note that you recorded impairments to your intangible assets totaling $11.4 million in the fourth quarter of fiscal 2008. It does not appear that you reduced the intangible assets from that recorded at February 2, 2008, as a result of the disposition of the non-core misses apparel catalog titles. Please describe to us the intangible assets that were acquired in the June 2, 2005 acquisition of Crosstown Traders, Inc., and tell us whether they were disposed of in your sale of the non-core misses apparel catalog titles or, conversely, tell us how you continue to use the intangible assets.

Note 11. Impairment of Store Assets, page 20

12.   We note that you performed a review of your goodwill and other intangible assets in the third quarter of fiscal 2009 as a result of a significant decrease in the market value of your common stock and determined that your assets were not impaired. We further note on page 31 that you perform an annual impairment test of goodwill in the fourth quarter. Please address the following:

        a) Expand your discussion of critical accounting policies in future filings to describe the valuation approach used and the significant assumptions and estimates underlying your impairment analyses. For example, for a discounted cash flow analysis, such assumptions may include the discount rate used, revenue growth rates, operating profit margin percentages and a terminal rate.   In addition, quantify the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements.

b) To the extent it is reasonably possible an impairment charge to goodwill will be recorded in the future, disclose and explain to us in a supplemental response the carrying value of each reporting unit and the fair value of the reporting unit for which an impairment is reasonably possible. In addition, describe why management does not believe your decline in market capitalization is indicative of an impairment to your goodwill and intangible assets, and explain the facts and circumstances that management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.

Note 12. Restructuring and Other Charges, page 20

13.   It appears that you have aggregated in the table on page 21 the costs incurred to date and the total estimated costs to be recognized under your various restructuring activities and exit plans (e.g., November 2007 relocation of Catherines operations, February 2008 initiatives to close 150 stores and eliminate corporate and field positions, etc.). Please present separate information for each material individual exit plan to enhance a reader's understanding of your exit costs and restructuring charges. Refer to SAB Topic 5:P.4 for additional guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

14.   We note in the Separation Agreement with Dorrit J. Bern dated July 8, 2008 that was filed as Exhibit 10.16 to your Form 10-Q for the fiscal quarter ended August 2, 2008, that you accelerated the vesting of the options, stock appreciation rights, performance awards and time-vested shares by two years to fully vest them by her separation date. Please tell us how you accounted for the accelerated vesting of the stock options and awards, and disclose the effect of the acceleration on your statement of operations to the extent material.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services